					Exhibit 12.2
PUGET SOUND ENERGY
STATEMENT SETTING FORTH COMPUTATIONS OF RATIOS OF
EARNINGS TO FIXED CHARGES
(Dollars in Thousands)

	12 Months
	Ended	Years Ended
	March 31,	December 31,
	2016	2015	2014	2013	2012	2011
Earnings Available For Fixed Charges:
Pre-tax income:
Income from continuing operations before income taxes	$475,250	$430,089	$325,955	$517,015	$505,478	$282,237
AFUDC - equity	(10,933)	(9,325)	(7,002)	(15,930)	(25,469)	(32,430)
AFUDC - debt	(8,502)	(7,575)	(5,611)	(11,261)	(22,216)	(29,949)
Total	$455,815	$413,189	$313,342	$489,824	$457,793	$219,858
Fixed charges:
Interest expense	$245,119	$247,571	$264,926	$261,377	$247,013	$231,416
Other interest	10,933	9,325	7,002	15,930	25,469	32,430
Portion of rentals representative of the interest factor	8,608	8,980	10,732	10,257	10,251	8,767
Total	$264,660	$265,876	$282,660	$287,564	$282,733	$272,613
Earnings available for combined fixed charges	$720,475	$679,065	$596,002	$777,388	$740,526	$492,471

Ratio of Earnings to Fixed Charges	2.72x	2.55x	2.11x	2.70x	2.62x	1.81x